SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐    NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. on August 15, 2012.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: August 15, 2012	By:	/s/ Baruch Shusel
Name: Baruch Shusel
Title: Chief Financial Officer

News

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q2 2012 SALES DOWN 5.4% FROM Q2 2011

Net Income of US$ 1 million in Q2 2012

YAVNE, Israel – August 15, 2012 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter and the six-months ended June 30, 2012.

Second Quarter Fiscal 2012 Highlights
•	Sales decreased 5.4% from second quarter of 2011 to NIS 66.3 million (US$ 16.9 million)
•	Gross profit decreased 21.2% from second quarter of 2011 to NIS 16.5 million (US$ 4.2 million), or 24.9% of sales
•	Operating income decreased 47.9% from second quarter of 2011 to NIS 5.5 million (US$ 1.4 million), or 8.4% of sales
•	Net income decreased 43.8% from second quarter of 2011 to NIS 4.1 million (US$ 1.0 million), or 6.2% of sales
•	Cash and securities balance of NIS 203.7 million (US$ 51.9 million) as of June 30, 2012

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher dairy food products.

Second Quarter Fiscal 2012 Summary
Sales for the second quarter of 2012 decreased by 5.4% to NIS 66.3 million (US$ 16.9 million) from NIS 70.1 million (US$ 17.9 million) recorded in the second quarter of 2011. The decline in sales in the second quarter of 2012 was a result of the timing of the Passover festival that it sells fell during the first quarter this year, while last year it sales fell during the second quarter.

Gross profit for the second quarter of 2012 decreased by 21.2% to NIS 16.5 million (US$ 4.2 million) compared to NIS 21.0 million (US$ 5.4 million) recorded in the second quarter of 2011. Second quarter gross margin was 24.9% compared to gross margin of 29.9% for the same period in 2011. The decrease in gross profit and gross margins was primarily due to reductions in the prices of certain of our products as a result of the ongoing national protest against the cost of food products and continued pressure from our customers to reduce prices and due to an increase in global prices of food products compounded by the recent strengthening of the U.S. dollar versus the NIS (which depreciated 5.6% in the second quarter of 2012) and the continued effects of the global economic recession.

Willi-Food’s operating income for the second quarter of 2012 decreased by 47.9% to NIS 5.5 million (US$ 1.4 million) compared to NIS 10.7 million (US$ 2.7 million) recorded in the second quarter of 2011. Selling expenses increased by 12.7% from the comparable quarter of 2011, primarily due to increase in advertising and promotion expenses. Selling expenses as a percentage of sales increased in the second quarter of 2012 to 10.5% compared to 8.8% in the second quarter of 2011. General and administrative expenses decreased by 7.8% from the comparable quarter of 2011, primarily due to a decrease in management profit-related bonuses. General and administrative expenses as a percentage of sales decreased in the second quarter of 2011 to 6.0% from 6.2% in the second quarter of 2011.

Willi-Food’s income before taxes for the second quarter of 2012 decreased by 36.2% to NIS 5.4 million (US$ 1.4 million) compared to NIS 8.5 million (US$ 2.2 million) recorded in the second quarter of 2011. Willi-Food’s profit from continuing operations for the second quarter of 2012 decreased by 38.6% to NIS 4.1 million (US$ 1.0 million) from NIS 6.7 million (US$ 1.7 million) recorded in the second quarter of 2011.

Willi-Food's net income in the second quarter of 2012 decreased by 43.8% to NIS 4.1 million (US$ 1.0 million) from NIS 7.3 million (US$ 1.9 million) recorded in the second quarter of 2011. Willi-Food's net income attributed to the owners of the Company in the second quarter of 2012 decreased 41.2% to NIS 4.1 million (US$ 1.0 million), or NIS 0.32 (US$ 0.08) per share, compared to NIS 7.0 million (US$ 1.8 million), or NIS 0.51 (US$ 0.13) per share, recorded in the second quarter of 2011.

Willi-Food generated NIS 8.7 million (US$ 2.2 million), or NIS 0.67 (US$ 0.17) per share from continuing operating activities in the second quarter of 2012.

Willi-Food ended the second quarter of 2012 with NIS 203.7 million (US$ 51.9 million) in cash and securities and with no short-term debt. Willi-Food's shareholders' equity at the end of June 2012 was NIS 318.5 million (US$ 81.2 million).

Six-Month Results
Willi-Food’s sales for the six-month period ending June 30, 2012 decreased by 0.4% to NIS 140.0 million (US$ 35.7 million) compared to sales of NIS 140.5 million (US$ 35.8 million) in the first half of 2011. Gross profit for the period decreased by 17.4% to NIS 32.2 million (US$ 8.2 million) compared to gross profit of NIS 39.0 million (US$ 9.9 million) for the first half of 2011. First half gross margins in 2012 were 23.0% compared to gross margins of 27.7% in the same period of 2011.

Operating income for the first half of 2012 decreased by 39.5% to NIS 10.3 million (US$ 2.6 million) from NIS 17.0 million (US$ 4.3 million) reported in the comparable period of last year.  First half 2012 income before taxes decreased by 26.7% to NIS 12.0 million (US$ 3.0 million) compared to NIS 16.3 million (US$ 4.2 million) recorded in the first half of 2011. Net income for the first half of 2012 decreased by 33.7% to NIS 8.9 million (US$ 2.3 million) from NIS 13.5 million (US$ 3.4 million) in the first half of 2011. Net income attributable to the owners of the Company for the first half of 2012 decreased by 31.4% to NIS 8.9 million (US$ 2.3 million), or NIS 0.69 (US$ 0.18) per share compared to net income attributable to the owners of the Company for the first half of 2011 of NIS 13.0 million (US$ 3.3 million), or NIS 0.96 (US$ 0.24) per share.

Business Outlook
Mr. Zwi Williger, Chairman of Willi-Food commented, “As with the second half of 2011 and the first quarter of 2012, second quarter 2012 results were affected by continued consumer pressure to reduce prices which accordingly, caused us to reduce the prices of some of our products. The actions taken in the recent quarters, by way of price reductions, resulted in a decrease of our profitability. Our results were also affected by the depreciation of the NIS versus the U.S. dollar by more than 5% in the second quarter. Going forward, we anticipate a significant increase in the level of uncertainty in the global economy and in particular - challenges pertaining to food commodities that exceeded global inflation rates. In Israel, economic uncertainty coupled with ongoing consumer demand for price reductions will not enable us to increase prices even with the global price increase of food products and the U.S. dollar strengthening."

Mr. Williger concluded, “In light of the anticipated continued depreciation of the NIS and the global price increase of food products, our foreseeable challenges ahead will be to manage our expenses and in particular the cost of our products in order to accommodate our customers' continued anticipated desire to acquire lower cost products. However, we believe that this period presents us with an opportunity utilize our cash on hand to acquire synergetic companies at prices lower than before. We continue to look for opportunities to create additional value for our shareholders.”

Conference Call
The Company will host a conference call to discuss results on Wedensday, August 15, 2012 at 11:00 AM Eastern time. Interested parties may participate in the conference call by dialing 1-877-941-8416 (US), or 1-480-629-9808 (International), approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link:
 http://public.viavid.com/index.php?id=101412

A replay of the conference call will be available for 14 days from 2:00 PM EST on August 15, 2012 through 11:59 PM EST on August 29, 2012 by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), access code 4558985.  In addition, a recording of the call will be available via the following link for one year:
http://public.viavid.com/reports/eventparticipantreporttab.php?id=o5ajo5iZ

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2012, U.S. $1.00 equals NIS 3.923. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and six-month ended June 30, 2012 are presented in accordance with International Financial Reporting Standards (“IFRS”).

NOTE C: Discontinued Operations
Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.
G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products, our inability to anticipate changes in consumer preferences, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 30, 2012. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,	June 30,	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		U.S. dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	72,804	34,661	18,558	8,835
Financial assets carried at fair value through profit or loss	130,935	163,430	33,376	41,659
Trade receivables	65,968	57,628	16,816	14,690
Other receivables and prepaid expenses	4,250	15,720	1,082	4,007
Inventories	32,981	32,613	8,408	8,313
Current tax assets	774	-	197	-
Total current assets	307,712	304,052	78,437	77,504

Non-current assets
Property, plant and equipment	61,078	61,401	15,569	15,652
Less -Accumulated depreciation	20,270	18,856	5,167	4,807
	40,808	42,545	10,402	10,845

Prepaid expenses	102	117	26	30
Goodwill	35	36	9	9
Deferred taxes	1,185	933	302	238
Total non-current assets	42,130	43,631	10,739	11,122

	349,842	347,683	89,176	88,626
EQUITY AND LIABILITIES

Current liabilities
Trade payables	25,210	25,683	6,426	6,547
Provisions	958	1,164	244	297
Current tax liabilities	-	3,837	-	978
Other payables and accrued expenses	3,179	4,551	810	1,160
Employees Benefits	1,531	1,613	390	411
Total current liabilities	30,878	36,848	7,870	9,393

Non-current liabilities
Employees Benefits	429	518	109	132
Total non-current liabilities	429	518	109	132

Shareholders' equity
Share capital NIS 0.10 par value
(authorized - 50,000,000 shares, issued and outstanding – 12,974,245 shares at June 30, 2012; 13,020,360 shares at December 31, 2011)	1,444	1,444	368	368
Additional paid in capital	129,856	129,809	33,101	33,089
Capital fund	247	247	63	63
Foreign currency translation reserve	533	587	136	150
Treasury shares	(10,843)	(10,141)	(2,764)	(2,586)
Retained earnings	197,298	188,371	50,293	48,017
	318,535	310,317	81,197	79,101
	349,842	347,683	89,176	88,626

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months	Three months			Six months
	ended June 30,				ended June 30,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Sales	139,984	140,528	66,333	70,135	35,683	35,822
Cost of sales	107,764	101,543	49,789	49,136	27,470	25,884

Gross profit	32,220	38,985	16,544	20,999	8,213	9,938

Selling expenses	13,883	12,993	6,986	6,201	3,539	3,312
General and administrative expenses	8,109	9,219	3,989	4,326	2,067	2,350
Other income	(47)	(215)	19	(181)	(12)	(55)

Total operating expenses	21,945	21,997	10,994	10,346	5,594	5,607

Operating income	10,275	16,988	5,550	10,653	2,619	4,331

Financial income	1,734	(360)	(280)	(2,086)	442	(92)
Financial expense	55	324	(133)	105	14	83

Income before taxes on income	11,954	16,304	5,403	8,462	3,047	4,156
Taxes on income	3,027	3,763	1,304	1,784	771	959

Income from continuing operations	8,927	12,541	4,099	6,678	2,276	3,197
Income from discontinued operations	-	932	-	620	-	237

Net income	8,927	13,473	4,099	7,298	2,276	3,434

Owners of the Company	8,927	13,017	4,099	6,975	2,276	3,318
Non-controlling interest	-	456	-	323	-	116

Net income	8,927	13,473	4,099	7,298	2,276	3,434

Earnings per share data:
Earnings per share:
Basic from continuing operations	0.69	0.92	0.32	0.49	0.18	0.23
Basic from discontinued operations	-	0.04	-	0.02	-	0.01
Basic	0.69	0.96	0.32	0.51	0.18	0.24
Diluted from continuing operations	0.69	0.92	0.32	0.49	0.18	0.23
Diluted from discontinued operations	-	0.04	-	0.02	-	0.01
Diluted	0.69	0.96	0.32	0.51	0.18	0.24

Shares used in computing basic and diluted earnings per ordinary share:	12,980,550	13,573,679	12,974,245	13,573,679	12,980,550	13,573,679

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	ended June 30,				ended June 30,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS				U.S. dollars (*)
	(in thousands)
Cash flows - operating activities
Profit from continuing operations	8,927	12,541	4,099	6,678	2,276	3,197
Adjustments to reconcile net income to net cash from continuing operating activities (Appendix)	(15,192)	(2,585)	4,601	3,220	(3,873)	(658)

Net cash from continuing operating activities	(6,265)	9,956	8,700	9,898	(1,597)	2,539

Net cash from (used in) discontinued operating activities	-	252	-	(435)	-	64

Cash flows - investing activities
Long term deposit, net	-	(50)	-	(50)	-	(13)
Acquisition of property plant and equipment	(199)	(355)	82	(7)	(51)	(90)
Proceeds from sale of property plant and Equipment	42	214	42	68	11	55
Additions to prepaid expenses, net	-	-	-	13	-	-
Proceeds from disposal of subsidiary	13,500	-	-	-	3,441	-
Proceeds from (used in) purchase of marketable securities, net	31,767	(58,602)	24,128	(54,159)	8,098	(14,938)
Net cash from (used in) continuing investing activities	45,110	(58,793)	24,252	(54,135)	11,499	(14,986)

Net cash used in discontinued investing activities	-	(1,269)	-	(429)	-	(324)

Cash flows - financing activities
Investment in treasury stocks	(702)	-	-	-	(179)	-
Short-term bank credit, net	-	-	-	738	-	-

Net cash from (used in) continuing financing activities	(702)	-	-	738	(179)	-
Net cash from discontinued financing activities	-	1,904	-	1,751	-	485

Increase (decrease) in cash and cash equivalents	38,143	(47,950)	32,952	(42,612)	9,723	(12,222)

Cash and cash equivalents at the beginning of the financial year	34,661	113,631	39,852	108,293	8,835	28,965

Cash and cash equivalents of the end of the financial year	72,804	65,681	72,804	65,681	18,558	16,743

(*)	Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjustments to reconcile net income to net cash from operating activities

	Six months		Three months		Six months
	Ended June 30,				Ended June 30,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS				U.S. dollars (*)
	(in thousands)

CASH FLOWS - INVESTING ACTIVITIES

Deferred income taxes	(252)	(1,119)	(439)	(985)	(65)	(285)
Unrealized loss on marketable securities	728	3,294	1,596	3,252	185	840
Depreciation and amortization	1,971	1,587	1,098	897	502	405
Capital loss (gain) on disposal of property plant and equipment	(60)	(214)	6	(214)	(15)	(55)
Employees benefit, net	(89)	-	(212)	4	(23)	-
Stock based compensation reserve	47	-	10	-	12	-

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	(11,198)	(2,916)	5,916	1,528	(2,854)	(743)
Decrease (increase) in inventories	(368)	(4,306)	1,152	1,487	(93)	(1,098)
Increase (decrease) in trade and other payables, and other current liabilities	(5,971)	1,089	(4,526)	(2,749)	(1,522)	278

	(15,192)	(2,585)	4,601	3,220	(3,873)	(658)

(*)	Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Baruch Shusel, CFO
 (+972) 8-932-1000
baruch@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.